United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Vale informs on Borrachudo II dike

Rio de Janeiro, April 23rd, 2020 - Vale SA (“Vale”) informs that, yesterday, on a preventive basis, the Level 1 emergency protocol for Borrachudo II dike, of Mina Cauê, in Itabira (MG) was initiated. This protocol does not require the evacuation of the population downstream of the dam. The Borrachudo II dike had its Declaration of Stability Condition (“DCE”) issued on March 31, 2020, which remains valid.

In this sense, Vale accepted the recommendation of the National Mining Agency - ANM, regarding the activation of the Level 1 emergency protocol, in order to provide a better understanding of the current drainage conditions of the dam. The Borrachudo II dike is a small structure built in a single step and designed to contain the sediments from the sterile Borrachudo Ipoema waste dump.

The activation of Level 1 of the Borrachudo II dike does not impact the 2020 production plan, as presented in the Production and Sales Report in 1Q20.

Vale reinforces that it has been enhancing its Tailings Management System (“TMS”) and as a result of this process, in January of this year the Engineer of Record (“EoR”) function was implemented, as an additional step for assessing its structures in Brazil. The EoR is a good practice recommended by the MAC (Mining Association of Canada) and the CDA (Canadian Dam Association) and aims to give greater reliability and quality to the dam monitoring and safety review process.

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: April 23, 2020		Director of Investor Relations